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UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the period ended on September 30, 2003

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On November 14, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on September 30, 2003. Attached is a summary of such consolidated financial information. The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

        THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2003, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Pages
Consolidated Financial Statements as of September 30, 2003	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended September 30, 2003	8-22

        THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

        In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2003 AND 2002

	2002 ThCh$	2003 ThCh$	2003 ThUS$
ASSETS
Current assets
Cash	2,009,336	3,286,321	4,972
Time deposits	15,867,949	35,098,285	53,101
Marketable securities	3,352,177	8,198,913	12,404
Accounts receivable	32,328,339	34,022,788	51,474
Notes receivable	1,049,429	263,220	398
Sundry accounts receivable	4,839,628	2,759,501	4,175
Accounts and notes receiv. from rel. companies	1,725,816	3,297,155	4,988
Inventories	24,363,060	14,573,255	22,048
Recoverable taxes	10,899,063	2,653,863	4,015
Prepayments	981,360	2,800,888	4,238
Diferred taxes	3,794,872	276,042	418
Other current assets	31,006,825	25,303,359	38,282

Total current assets	132,217,854	132,533,590	200,514

Property, Plant and Equipment
Land	8,654,000	8,252,160	12,485
Constructions and infrastructure	849,888,543	776,686,931	1,175,071
Machinery and equipment	1,030,980,751	990,600,898	1,498,708
Other property, plant and equipment	11,705,564	7,589,588	11,482
Technical revaluation	42,327,634	42,297,216	63,993
Depreciation	(534,796,087)	(570,949,206)	(863,805)

Net property, Plant and Equipment	1,408,760,405	1,254,477,587	1,897,934

Other Non-Current Assets
Investment in related companies	130,076,993	121,077,950	183,182
Goodwill	16,974,791	8,661,120	13,104
Negative goodwill	0	0	0
Long-term accounts receivable	5,757,908	8,797,341	13,310
Long-term receivables from related companies	224,889,844	193,706,279	293,064
Diferred long-term taxes	0	0	0
Intangibles	6,453,828	1,665,933	2,520
Amortization of intangibles	0	0	0
Other	61,858,335	51,294,772	77,605

Total other non-current assets	446,011,699	385,203,395	582,785

TOTAL ASSETS	1,986,989,958	1,772,214,572	2,681,233

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2003 AND 2002

LIABILITIES AND SHAREHOLDERS' EQUITY	2002 ThCh$	2003 ThCh$	2003 ThUS$
Current Liabilities
Short-term bank liabilities	15,713,726	6,831,889	10,336
Short-term portion of long-term bank liabilities	16,393,392	13,052,881	19,748
Bonds payable	39,240,224	27,268,209	41,255
Short-term portion of long-term liabilities	8,210,824	9,094,538	13,759
Dividends payable	60,123	118,218	179
Accounts payable	39,409,259	40,010,088	60,532
Notes payable	1,409,705	0	0
Sundry payable	2,838	0	0
Accounts and notes payable to rel. companies	717,016	1,049,690	1,588
Provisions	20,130,422	9,383,853	14,197
Withholdings	1,053,973	954,779	1,445
Income Taxes payable	0	378,576	573
Uninvoiced income	583,492	118,118	179
Deferred taxes	0	0	0
Other current liabilities	0	0	0

Total current liabilities	142,924,994	108,260,839	163,791

Long-Term Liabilities
Long-term bank liabilities	263,027,485	205,934,275	311,564
Bonds payable	737,282,293	596,790,333	902,901
Notes payable	8,699,509	859,219	1,300
Long-term payables to related companies	0	0	0
Provisions	20,163,666	24,716,087	37,394
Diferred long-term taxes payable	10,680,497	10,598,124	16,034
Other	36,842,094	20,050,112	30,334

Total long-term liabilities	1,076,695,544	858,948,150	1,299,527

Minority Interest	6,108,308	6,640,267	10,046
Shareholders' Equity
Paid-in capital	653,439,591	654,074,615	989,568
Technical revaluation reserve	8,494,715	7,848,895	11,875
Share premium	29,594,319	29,593,837	44,773
Other reserves	46,335,388	53,589,339	81,077
Future dividends reserve	4,887,323	4,783,015	7,236
Retained earnings	0	518,662	785
Retained losses	0	0
Net income for the period	18,509,775	47,956,953	72,555
Interim dividends	0	0	0
Subsidiary development stage deficit	0	0	0

Total shareholders' equity	761,261,111	798,365,316	1,207,869

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,986,989,957	1,772,214,572	2,681,233

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30

	2002 ThCh$	2003 ThCh$	2003 ThUS$
Operating results:
Operating revenue	290,038,463	284,161,451	429,916
Operating expense	(184,853,624)	(182,989,184)	(276,849)

Gross profit	105,184,839	101,172,267	153,066

Administration and sales costs	(13,224,530)	(13,298,542)	(20,120)

Operating income	91,960,309	87,873,725	132,947

Non-Operating results
Financial income	26,832,595	21,411,955	32,395
Share of net income of related companies	782,109	5,758,211	8,712
Other non-operating income	4,808,418	1,934,608	2,927
Share of loss of related companies	(6,261,897)	(371,641)	(562)
Amortization of goodwill	(789,496)	(569,468)	(862)
Financial expense	(58,902,690)	(43,804,240)	(66,273)
Other non-operating expenses	(21,301,546)	(15,781,450)	(23,876)
Price-level restatement	4,287,239	(493,439)	(747)
Foreign exchange variation	(15,263,243)	(3,868,637)	(5,853)

Non-operating income (expense)	(65,808,511)	(35,784,101)	(54,139)

Income before income taxes and minority interest	26,151,798	52,089,624	78,808
Income taxes	(6,602,079)	(2,570,934)	(3,890)
Minority interest	(1,039,944)	(1,561,737)	(2,363)
Amortization of negative goodwill	0	0	0

Net income	18,509,775	47,956,953	72,555

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30

	Current From 01.01.2002 To 09.30.2002 ThCh$	Current From 01.01.2003 To 09.30.2003 ThCh$	Current From 01.01.2003 To 09.30.2003 ThUS$
Cash Flow From Operating Activities
Collection of accounts receivable	301,255,128	280,963,811	425,078
Financial income received	4,050,681	1,869,022	2,828
Dividends and ither distributions received	419,692	0	0
Others Income received	2,472,552	8,460,681	12,800
Payment to suppliers and personnel	(166,920,163)	(132,813,297)	(200,937)
Financial expenses	(64,895,795)	(44,643,045)	(67,542)
Payments for income taxes	(425,464)	(23,541)	(36)
Others expenses	(11,297,403)	(12,148,803)	(18,380)
VAT and Others Similar Items paid	(19,218,539)	(18,652,684)	(28,220)
NET CASH PROVIDED BY OPERATING ACTIVITIES	45,440,689	83,012,144	125,591
Cash Flow From Financing Activities
Proceeds from issuance of shares	46,198	12,925	20
Borrowings from banks and others	23,774,520	14,039,731	21,241
Proceeds from issuance of bonds	0	0	0
Others Borrowings from related companies	0	0	0
Others	1,424	1,353,896	2,048
Dividends paid	(3,093,912)	(31,634,239)	(47,860)
Capital decrease	0	0	0
Payments of loans	(70,027,848)	(24,895,808)	(37,666)
Payments of bonds	(17,221,660)	(12,730,453)	(19,260)
Payments of loans from related companies	(1,178,788)	(428,479)	(648)
Payments of costs associated with issuance of shares	0	0	0
Payments of costs associated with issuance of bonds	0	0	0
Others financing activities	(5,735,523)	(622,890)	(942)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(73,435,589)	(54,905,317)	(83,068)
Cash Flow From Investing Activities
Sales of properties, plants and equipments	2,688,466	602,368	911
Sales of permanent investments	24,627,929	0	0
Sales of other investments	14,132,278	4,855,523	7,346
Proceeds from loans to related companies	0	29,594,208	44,774
Other investing activities	0	0	0
Acquisition of fixed assets	(7,028,053)	(4,000,551)	(6,053)
Payment of capitalized interest	(484,035)	(121,577)	(184)
Permanent Investments	(248,107)	(1,762,521)	(2,667)
Investment in financial instruments	(20,145,193)	(14,165,640)	(21,432)
Loans to related companies	(21,337,888)	(25,620,154)	(38,761)
Others investing activities	(2,219,618)	(4,264,729)	(6,452)
NET CASH USED IN INVESTING ACTIVITIES	(10,014,221)	(14,883,073)	(22,517)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(38,009,121)	13,223,754	20,007
Price-level restatement of cash and cash equivalent	5,212,771	(3,098,395)	(4,688)
NET DECREASE OF CASH AND CASH EQUIVALENTS	(32,796,350)	10,125,359	15,319
Cash and Cash equivalents at beginning of year	65,734,911	39,944,010	60,432
CASH AND CASH EQUIVALENTS AT END OF YEAR	32,938,561	50,069,369	75,751

RECONCILIATION BETWEEN NET INCOME FOR

THE PERIOD AND NET CASH FLOWS PROVIDED

BY OPERATING ACTIVITIES

	Current From 01.01.2002 To 09.30.2002 ThCh$	Current From 01.01.2003 To 09.30.2003 ThCh$	Current From 01.01.2003 To 09.30.2003 ThUS$
Net income	18,509,775	47,956,953	72,555
Sales of Assets	1,559,216	(598,958)	(906)
Gain on sales of property, plant and equipment	1,559,216	(598,958)	(906)
Gain on sales of investments	0	0	0
Losses on sales of investements	0	0	0
Gain on sales of others assets	0	0	0
Adjustements to reconcile net income to net cash provided by operating activities	53,377,021	45,231,348	68,432
Depreciation	38,575,612	35,979,544	54,434
Amortization of intangibles	194,195	201,183	304
Provisions and writte-offs	9,858,050	8,129,543	12,299
Participation in net income of related companies	(782,109)	(5,758,211)	(8,712)
Participation in net loss of related companies	6,261,897	371,641	562
Amortization of goodwill	789,496	569,468	862
Amortization of negative goodwill	(124,779)	0	0
Price-level restatement	(4,287,239)	493,439	747
Exchange difference	15,263,243	3,868,637	5,853
Others credits to income that do not represent cash flow	(16,086,384)	(983,272)	(1,488)
Others debts to income that do not represent cash flow	3,715,039	2,359,376	3,570
Change in operating assets	(17,054,076)	(6,431,185)	(9,730)
Increase of accounts receivable	851,065	1,382,428	2,092
Increase of inventories	2,901,168	6,777,000	10,253
Decrease of others assets	(20,806,309)	(14,590,613)	(22,075)
Change in operating liabilities	(11,991,191)	(4,707,751)	(7,122)
Increase (decrease) of accounts payable to related companies	(13,604,317)	(7,927,691)	(11,994)
Increase (decrease) of interest payable	(7,652,165)	(1,441,541)	(2,181)
Increase (decrease) net of income taxes payable	12,390,005	4,202,487	6,358
Increase in others accounts payable related to non-operating results	15,538	30,731	46
Increase (decrease) of VAT and other similar payables	(3,140,252)	428,263	648
Income of minority interest in net income	1,039,944	1,561,737	2,363
Net cash provided by operating activities	45,440,689	83,012,144	125,591

Management and Discussion Analysis

Results of AES Gener S.A. at September 30, 2003

I. Summary

        The purpose of the following section is to analyze the consolidated financial statements of AES Gener as of September 30, 2003 and explain the main variances that occurred with respect to the same period in the previous year. Below is a summary of the information contained in such statements. All the figures are expressed in equivalent currency pesos of September 30, 2003, so that comparisons refer to actual variances between such date and September 30, 2002.

        The assets and liabilities of the Company have been valued and presented according to the accounting standards and principles that are explained in the corresponding notes to the financial statements of the Company.

II.    Comparative Analysis and Explanation of the main tendencies observed

a.     Liquidity

Liquidity			September 2003	September 2002
Current Assets/Current Liabilities	(times	)	1.22	0.93
Adjusted Liquidity Ratio	(times	)	0.43	0.15

        The liquidity ratio increased considerably from 0.93 to 1.22 as a result of the reduction of the current liabilities by 24.3% and a 0.2% reduction of the current assets. The current asset variance is mainly due to a decrease in (i) taxes by Ch$11,764 million, (ii) stock by Ch$9,789 million and (iii) other current assets by Ch$5,703 million, which were offset by an increase in term deposits and marketable securities by Ch$24,077 million. The increase in term deposits and marketable securities is mainly the result of higher incomes at Eléctrica Santiago, Chivor and Energía Verde. Stock decreased as a result of the coal consumption associated with higher thermal generation during this period and the lower number of shipments bought, because of the decrease in sales to industrial customers.

        Current liabilities decreased by 24%, mainly as a result of the reduction in bonds by Ch$11,972 million due to the amortizations of TermoAndes and InterAndes and the effect of the exchange rate reduction, while the obligations with banks and financial institutions decreased by Ch$8,881 million mainly as a result of the prepayments of the subsidiary Energy Trade related to obligations with Morgan Stanley and ABN Amro. Another important variance was recorded in the provisions account with a reduction of Ch$10,747 million due to the effect of the provisions recorded during the previous year, which relate to the sale of the subsidiaries Oilgener, Fellblock and Ecogener.

b.     Indebtedness

Indebtedness		September 2003	September 2002
Total Liability/Equity	(times)	1.20	1.59
Current liability/Total liability	(times)	0.11	0.12
Long-term liability/Total liability	(times)	0.89	0.88
Current Liability	(million of pesos)	967,209	1,221,039
Coverage interest ratio	(times)	2.19	1.44

        The ratio between liability and equity decreased as a consequence of a reduction in liabilities of Ch$251,192 million due to prepayments made since September 2002—mainly of subsidiaries—and the fall in exchange rates. Also, equity increased by Ch$37,104 million as a result of higher accumulated earnings over the year.

        Short-term liabilities experienced a net decrease of Ch$34,664 million mainly due to: (1) a significant reduction in liabilities of TermoAndes and InterAndes; (2) a decrease in bank obligations of the subsidiary Energy Trade as a result of the prepayments in the period and (3) a reduction in provisions associated with the loss expected for 2002 as a result of the sale of the subsidiaries Oilgener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias.

        Long-term obligations recorded a 20% decrease (equivalent to Ch$217,747 million) mainly due to: (1) a decrease in bonds due to the prepayment of credits of the subsidiaries TermoAndes and InterAndes of USCh$83 million since September 2002; (2) a decrease in obligations with banks and financial institutions of the subsidiaries Chivor and Energy Trade and (3) a decrease in long-term other liabilities as a result of the prepayment of the Mitsubishi credit granted to the subsidiary Norgener.

        The interest coverage ratio increased as a consequence of the Ch$26,063 million increase in incomes before taxes and a decrease in interest expenditures by Ch$15,098 million, which is associated with payments in the period and a reduction in the interest rate applicable to the Chivor credit.

c.     Activity

Equity		September 2003	September 2002
Equity	(million of pesos)	798,365	761,261
Property, land and equipment, net	(million of pesos)	1,254,478	1,408,760
Total of assets	(million of pesos)	1,772,215	1,986,990

d.     Results of Operations for the Nine-Month Period Ended September 30, 2002 and 2003

        We prepare our unaudited consolidated financial statements in accordance with Chilean GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos of September 30, 2003 purchasing power. For purposes of this section, MCh$ refers to millions of Chilean pesos and MUS$ refers to millions of U.S. dollars.

Nine-Month Period Ended September 30, 2002 compared to Nine-Month Period Ended September 30, 2003

        The following table provides the components of our net income for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002 MCh$	2003 MCh$	2003 MUS$
Operating results
Operating revenue	290,038	284,161	430
Operating expense	(184,853)	(182,989)	(277)
Gross profit	105,185	101,172	153
Administration and sales costs	(13,225)	(13,299)	(20)
Operating income	91,960	87,873	133
Non-operating results
Financial income	26,833	21,412	32
Equity share in net income of related companies	782	5,758	9
Other non-operating income	4,808	1,935	3
Equity share in net loss of related companies	(6,262)	(372)	(1)
Amortization of goodwill	(789)	(569)	(1)
Financial expense	(58,903)	(43,804)	(66)
Other non-operating expenses	(21,302)	(15,781)	(24)
Price-level restatement	(10,976)	(4,362)	(7)
Non-operating loss, net	(65,809)	(35,784)	(54)
Income before income taxes and minority interest	26,152	52,090	79
Income taxes	(6,602)	(2,571)	(4)
Minority interest	(1,040)	(1,562)	(2)
Net income	18,510	47,957	73

  Operating Revenues

        The following table provides our operating revenue information for the nine-month periods ended September 30, 2002 and 2003:

	For the Nine-Month Period Ended September 30,
	2002		2003
	MCh$	%	MCh$	%
Operating revenues
Chile(1)
Regulated electricity sales	94,411	33%	93,280	33%
Unregulated electricity sales	85,224	29%	85,980	30%
Spot sales in the SIC(2)	(1,365)	0%	85	0%
Spot sales in the SING(2)	18,591	6%	11,816	4%
Chile total	196,861	68%	191,161	67%
Colombia
Contractual electricity sales	36,814	13%	32,956	12%
Spot sales	27,257	9%	34,963	12%
Other	29,106	10%	25,082	9%
Total	290,038	100%	284,161	100%

Notes:

(1)
Revenue from electricity generation. Sales of fuel and services are included under "Other".

(2)
Includes revenue related to annual electrical capacity reconciliation settlement payments which are determined by the CDECs in each system at the end of every year and may be positive, if we receive capacity payments in excess of the amount provisioned, or negative, as was the case in the SIC in 2001 and 2002, when we paid for electricity capacity in excess of the amount provisioned.

        The following table provides information about our sales volume and average sales prices of energy and capacity for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002		2003
	Energy (GWh)	Average Capacity (MW/month)	Energy (GWh)	Average Capacity(1) (MW/month)
Sales volume
Chile	7,013	1,338	7,059	1,350
Regulated	3,695	767	3,739	735
Unregulated	2,801	454	2,832	482
Spot sales in the SIC	31	17	2
Spot sales in the SING	486	100	487	133
Colombia	5,028		4,369
Contract sales	1,829		1,924
Spot sales	3,198		2,445

Total	12,041	1,338	11,429	1,350

(1)
Estimated values.

	For the Nine-Month Perio Ended September 30,
	2002		2003
	Energy (kWh)	Capacity (kW/month)	Energy (kWh)	Capacity (kW/month)
Average sales price
Chile (Ch$/unit)
Regulated (Ch$/unit)	17.5	4,296	16.6	4,711
Unregulated (Ch$/unit)	20.9	6,104	20.4	6,509
Spot sales in the SIC (Ch$/unit)	10.6		—
Spot sales in the SING (Ch$/unit)	11.3		10.2
Colombia (avg. for energy and capacity) (Ch$/unit)	12.7		15.5

        As an electricity generation company with our primary market located in Chile, our operating revenues are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary revenue source comes from our two principal products, electrical energy and capacity, which are both sold under contracts to regulated and unregulated customers and on the spot market.

        For the nine-month period ended September 30, 2003, our consolidated operating revenues were Ch$284,161 million or Ch$5,877 million lower than our consolidated operating revenues of Ch$290,038 for the same period in 2002. This decrease was mainly due to (i) a decrease in revenues from the sale of energy and capacity in Chile in the amount of Ch$5,701 million, attributable to higher-capacity reconciliation settlements during the first quarter of 2002, and (ii) a decrease in revenues from fuel sales and other sales to third parties in the amount of Ch$4,024 million. Electrical capacity reconciliation settlement payments are determined by the CDECs in each of the SIC and SING at the beginning of every year with respect to the prior year, may be positive or negative in any given year and are applied to revenue in the year of determination. These decreases were partially offset by higher sales in the Colombian electricity sales market, including automatic generation control, or AGC, services, in the amount of Ch$3,848 million.

        For the nine-month period ended September 30, 2003, the contributions to total sales in the different markets in which we operate were as follows: SIC 44%, SING 23%, Colombia 24%, others, including sale of fuels, coal and steam to third parties, 9%.

        Physical energy sales expressed in GWh for the nine-month periods ended September 30, 2002 and 2003 were distributed as follows:

	For the Nine-Month Period Ended September 30,
		2002		2003(1)
SIC	4,991	41%	4,995	43%
SING	2,022	17%	2,065	20%
Colombia	5,028	42%	4,369	37%

Total	12,041		11,429

Chile

        Our revenues from the Chilean electricity sector decreased by Ch$5,700 million to Ch$191,161 million for the nine-month period ended September 30, 2003 from Ch$196,861 for the same period in 2002 for the reasons described below.

  Sistema Interconectado Central (SIC):

        Our revenues from our electricity business in the SIC amounted to Ch$124,888 million for the nine-month period ended September 30, 2003, which is slightly higher than the Ch$123,218 million for the same period in 2002, mainly due to higher capacity sales, which compensated for lower energy sales.

        During the nine-month period ended September 30, 2003, physical sales of energy in the SIC increased by 0.1% (16 GWh) but decreased in monetary terms by Ch$1,471 million as compared to the same period in 2002. The average energy sale price decreased by 1.8%. Capacity sales increased by Ch$3,140 million, despite the reduction in physical sales by 212 MW, due to higher average prices.

  Sistema Interconectado del Norte Grande (SING):

        Our revenues generated by our activities in the SING decreased by Ch$7,371 million to Ch$66,272 million for the nine-month period ended September 30, 2003 from Ch$73,643 million for the same period in 2002. This decrease was the result of lower capacity sales in the amount of Ch$5,427 million due to the net effect of a capacity reconciliation settlement that positively affected our operational income in the first quarter of 2002 by Ch$8,125 million and a decrease in physical energy sales of Ch$1,943 million as a result of a reduction in average sale prices.

Colombia

        Chivor's revenues increased by Ch$3,848 million to Ch$67,918 million for the nine-month period ended September 30, 2003 from Ch$64,070 million for the same period in 2002 as a result of higher revenues from spot sales and services related to transmission frequency regulation. For the nine-month period ended September 30, 2003, physical energy sales decreased by 658 GWh to 4,369 GWh from 5,027 GWh for the same period in the previous year, mainly due to lower spot sales. However, in Colombian pesos, the average sale price to contracted customers increased to Col$73/kWh for the nine-month period ended September 30, 2003 from Col$63/kWh for the same period in 2002, and sale prices in the spot market increased to an average of Col$70/kWh for the nine-month period ended September 30, 2003 from Col$45/kWh for the same period in 2002. Average prices during 2003 increased due to the effects of the "el Niño" phenomenon, which caused a reduction of hydrological resources in the Colombian system.

Other Revenue

        Our other revenue is comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through Energía Verde's operations.

        Other revenues amounted to Ch$25,082 million for the nine-month period ended September 30, 2003, reflecting a decrease in the amount of Ch$4,024 million from the same period in 2002. This decrease was the result of lower coal sales to industrial customers in the amount of Ch$5,969 million and to Guacolda in the amount of Ch$267 million. Correspondingly, tonnage sold also decreased by approximately 64,000 TM compared to the same period in 2002. Natural gas sales to third parties increased by Ch$1,477 million due to Eléctrica Santiago's sales of natural gas. With respect to steam sales, there was an increase of Ch$188 million for the nine-month period ended September 30, 2003 as compared to the same period in 2002 due to higher amounts of steam sales under contract.

Operating Expenses

        The following table provides our operating expense information for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002		2003
	MCh$	%	MCh$	%
Variable costs:
Purchases of energy	51,387	28%	60,112	33%
Purchases of capacity	10,374	5%	9,072	5%
Use of transmission systems	9,434	5%	9,092	5%
Fuel consumption	35,072	19%	32,491	18%
Cost of fuel sales	16,654	9%	15,647	8%
Cost of technical consultants and other	7,239	4%	7,971	4%
Total variable costs	130,160	70%	134,385	73%
Fixed costs:
Energy production	16,123	9%	12,627	7%
Depreciation	38,571	21%	35,977	20%

Total fixed costs	54,694	30%	48,604	27%

Total operating expenses	184,854	100%	182,989	100%

        For the nine month period ended September 30, 2003, operating costs decreased by 1%, or Ch$1,864 million, to Ch$182,989 million from Ch$184,854 million for the same period in 2002. This decrease was mainly the result of a decrease in fixed costs of our subsidiaries in Colombia and Argentina due to an appreciation of the Colombian and Argentine pesos against the U.S. dollar. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with SB No. 64 of the Colegio de Contadores de Chile, or the Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

Variable Costs

        Our variable costs consist primarily of purchases of energy and capacity in the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal at AES Gener and Norgener. Our variable costs increased by Ch$4,225 million to Ch$134,385 for the nine-month period ended September 30, 2003 from Ch$130,160 for the same period in 2002. This increase was due to higher purchases of energy of Ch$8,724 million and higher costs of services provided to third parties of Ch$732 million, which were offset by lower fuel consumption of Ch$2,581 million and lower capacity purchases of Ch$1,302 million.

Chile

        Our variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market and fuel consumption and increased by Ch$4,225 million to Ch$134,385 million for the nine-month period ended September 30, 2003 from Ch$130,160 million for the nine-month period ended September 30, 2002.

        Our energy purchases in the SIC decreased by Ch$1,701 million and 296 GWh for the nine-month period ended September 30, 2003 as compared to the same period in 2002 due to our lower sales to Chilquinta Energía S.A., Pilmaiquén S.A. and Hidroeléctrica Guardia Vieja S.A. and to our higher thermoelectric generation, which offset an 11% decrease in hydroelectric generation by our power plants, mainly caused by the maintenance and repair of our Alfalfal plant. For the nine-month period ended September 30, 2003, our thermoelectric generation in the SIC was 2,068 GWh as compared to 1,773 GWh for the same period in 2002.

        Our energy purchases in the SING increased by Ch$859 million and 77 GWh for the nine-month period ended September 30, 2003 as compared to the same period in 2002 due to the extraordinary generation of Norgener units in 2002, because the pipelines that supply the north of the country were out of service during the first half of 2002. Capacity purchases in the SING decreased by Ch$2,094 million in the nine-month period ended September 30, 2003 as a result of the net effect of Norgener's reconciliation settlements and a decrease in the average purchase price.

        Fuel consumption decreased by Ch$2,581 million for the nine-month period ended September 30, 2003, mainly as the result of a generation reduction by Norgener of Ch$3,804 million as compared to 2002, due to the above mentioned gas pipeline failure, which was affected by an increase in our fuel costs of Ch$982 million due to higher thermoelectric generation.

Colombia

        Our variable costs for our Colombian Operations consist primarily of purchases of energy on the spot market and increased by Ch$5,230 to Ch$32,369 million for the nine-month period ended September 30, 2003 from Ch$27,139 million for the nine-month period ended September 30, 2002.

        Energy purchase costs increased by Ch$9,566 million for the nine-month period ended September 30, 2003 as a result of an increase in the average purchase price and in physical purchases of 291 GWh. Reconciliation costs decreased by Ch$4,335 million for the nine-month period ended September 30, 2003 as compared to the same period in 2002.

Fixed Costs

        Our fixed costs consist primarily of maintenance costs and salaries of technical personnel. For the nine-month period ended September 30, 2003, fixed costs decreased by Ch$6,090 million to Ch$48,604 million from Ch$54,694 million for the same period in the prior year as a result of lower operation and maintenance fixed costs in the amount of Ch$3,496 million, mainly at Chivor and TermoAndes, and lower depreciation in the amount of Ch$2,594 million, mainly due to the exchange rate effect on our foreign subsidiaries.

Administrative and Selling Expense

        Our administrative and selling expenses consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. For the nine-month period ended September 30, 2003, administrative and selling expenses increased by Ch$74 million to

Ch$13,299 million from Ch$13,225 million for the same period in the prior year mainly due to an increase in insurance costs, other related costs and municipal taxes of Ch$876 million. This increase was offset by a decrease in salaries, benefits and severance pay expenses of Ch$503 million, which was mainly a result of a personnel adjustment that took place in the fourth quarter of 2002, and also of a reduction in third-party services of Ch$298 million due to the renegotiation of minor service agreements, including external legal and accounting service agreements.

Operating Income

        For the nine-month period ended September 30, 2003, we had operating income of Ch$101,172 million, which was Ch$4,013 million lower than the Ch$105,185 million recorded for the same period in 2002. The decrease was mainly due to the effect of a positive impact in the first quarter of 2002 of a capacity reconciliation settlement in the SING for the years 2000 and 2001. Excluding the net effect of aggregate capacity settlements in the SING of Ch$9,327 million, operating income for the nine-month period ended September 30, 2003 increased 8%, or Ch$6,382 million, mainly due to a Ch$2,799 million increase in the operating income of Chivor, fixed cost reductions of Ch$707 million for our Argentine subsidiaries and a Ch$1,032 million increase in the operating income of Norgener.

Non-Operating Income

        Our non-operating income consists primarily of financial income. The following table provides our non-operating income information for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002 MCh$	2003 MCh$
Interest income	26,833	21,412
Other non-operating income	4,808	1,935

Total non-operating income items	31,641	23,347

        Our non-operating income decreased by Ch$8,294 million to Ch$23,347 million for the nine-month period ended September 30, 2003 from Ch$31,641 million for the same period in 2002. This difference was due to a Ch$5,421 million reduction in interest income, mainly due to decreased interest payments to us under the mercantile account between us and our immediate parent company, Cachagua. On May 15, 2003, the interest rate of the account was reduced from 21.14% to 10%. Furthermore, the outstanding balance of US$310 million as of June 30, 2003 was reduced by US$28.8 million as the result of an amortization payment from Cachagua with the proceeds from our dividend payment on August 5, 2003. As of September 30, 2003, the outstanding balance of this intercompany account, including accrued interest, was US$288 million.

        Other non-operating income decreased by Ch$2,873 million to Ch$1,935 million for the nine-month period ended September 30, 2003 from Ch$4,808 for the same period in 2002 as a result of revenues of Ch$2,481 million that we received from the sale of our headquarters and other properties in 2002, offset by the revenues of Ch$580 million that we received in 2003 as a result of the expropriation of a portion of land where our Renca plant assets are located due to the Costanera Norte highway project.

Non-Operating Expenses

        Our non-operating expenses consist primarily of interest expenses, expenses related to the issuance of debt, non-conversion premiums and provisioned losses related to sales of assets, among others. The following table provides our non-operating expense information for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002 MCh$	2003 MCh$
Interest expense	58,903	43,804
Other non-operating expenses	21,301	15,781

Total non-operating expense items	80,204	59,585

        Our interest expenses decreased by Ch$15,099 million to Ch$43,804 million for the nine-month period ended September 30, 2003 from Ch$58,903 million for the same period in the previous year, mainly due to the lower interest rate applied to Chivor's credit and debt amortization since September 2002 and to lower interest rates applied to our credit obligations with banks and financial institutions, including Energy Trade (US$27 million), Norgener (US$9.8 million), TermoAndes and InterAndes (US$83 million) and Chivor (US$23 million).

        Our other non-operating expenses decreased by Ch$5,520 million to Ch$15,781 million for the nine-month period ended September 30, 2003 from Ch$21,301 for the same period in 2002. This decrease was due to provisions of Ch$2,941 million recorded during the nine-month period ended September 30, 2002 for the sale of our subsidiaries Oilgener, Fell Block, Ecogener and Explotaciones Sanitarias S.A., and a decrease in the nine-month period ended September 30, 2003 of Ch$2,621 million in the provisions for the non-conversion premium of our convertible notes as a result of lower exchange rates as compared to the same period in 2002.

Investments in Equity-Method Investees

        The following table provides our investments in our equity-method investees for the nine-month periods ended September 30, 2002 and 2003.

	For the Nine-Month Period Ended September 30,
	2002 MCh$	2003 MCh$
Earnings from equity-method investees	782	5,758
Loss from investment in equity-method investees	(6,262)	(372)
Goodwill amortization	(789)	(569)

Net income (loss) from investment in equity-method investees	(6,269)	4,817

        Contributions from our investments in equity-method investees increased by Ch$11,086 million to Ch$4,817 million for the nine-month period ended September 30, 2003 from losses of Ch$6,269 million for the same period in 2002 due to an increase of Ch$8,422 million in equity earnings from Guacolda for the nine-month period ended September 30, 2002 as compared to the same period in 2002 and to a decrease in Itabo's losses by Ch$2,202 million to Ch$368 million for the nine-month period ended September 30, 2003 from Ch$2,570 million for the same period in 2002.

        During the nine-month period ended September 30, 2003, Guacolda, which is 50% owned by us, recorded total earnings of Ch$10,023 million, while during the same period in 2002, it recorded a total loss of Ch$6,821 million. For the nine-month period ended September 30, 2003, Guacolda's operating income was Ch$12,584 million as compared to Ch$15,856 million for the same period in 2002 due to higher fuel costs in the 2003 period. Guacolda's lower operating income of Ch$3,272 million for the first nine months of 2003 was offset by the positive effect of exchange rates and a price-level restatement of Ch$22,276 million, as compared to the same period in 2002.

        Itabo, which is 25% owned by us, reported a total loss of Ch$1,472 million for the nine-month period ended September 30, 2003, reflecting an improvement from a total loss of Ch$10,278 million for the same period in 2002. In the first nine months of 2002, some of Itabo's units were out of service due to technical problems, which resulted in increased costs of serving Itabo's contractual obligations. In 2003, Itabo sold electricity to the spot market as a result of higher availability of its units during the year and received payments for frequency regulation.

Impact of Inflation and Price-Level Restatement

        Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the Chilean CPI from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account.

        Non-monetary assets and liabilities are generally restated using the CPI published by the Chilean National Institute of Statistics. Monetary assets and liabilities are not adjusted because their amounts are fixed by contract or otherwise in terms of currency regardless of changes in specific prices or in the general price level. Holders of monetary assets and liabilities lose or gain general purchasing power during periods of inflation. Monetary liabilities in foreign currency are stated at closing exchange rates and are affected by the relationship between local inflation and the exchange rate of the local currency with the U.S. dollar.

        Our price-level restatement generated a loss of Ch$493 million for the nine-month period ended September 30, 2003 compared to earnings of Ch$4,287 million for the same period in 2002. The Chilean Consumer Price Index, or CPI, factor applied for the first nine months of 2003 was 1.21% in comparison to a 1.18% factor used for the same period in 2002.

        Exchange rate differences generated a negative effect of Ch$3,869 million in 2003 compared to a loss of Ch$15,263 million in 2002. During 2002, losses were mainly due to the devaluation of the Argentine peso, which affected our investments in Argentina. Exchange rates reflected an 8% nominal appreciation of the Chilean peso for the nine-month period ended September 30, 2003 in comparison to a 9% nominal devaluation for the same period in 2002.

        Our financial statements have been restated in accordance with Chilean GAAP for the purpose of reflecting the actual purchasing power of the Chilean peso. The effects of monetary restatement are summarized below.

	For the Nine-Month Period Ended September 30,
	2002 MCh$	2003 MCh$
Property, plant and equipment	9,477	8,350
Other assets in local currency	11,905	7,543
Other assets in foreign currency	(6,755)	(7,889)
Liabilities in foreign currency	(8,508)	4,020
UF indexed liabilities	(6,688)	(6,624)
Shareholders' equity	(9,579)	(9,268)
Net balance sheet effect reflected	(10,148)	(3,687)
Net price-level restatement of income statements accounts	(828)	(495)

Charge to income	(10,976)	(4,362)

Net Non-Operating Loss

        We had a non-operating loss of Ch$35,784 for the nine-month period ended September 30, 2003, which was Ch$30,025 million lower than the Ch$65,809 million non-operating loss recorded for the same period in 2002. This decrease was mainly due to a reduction in interest expenses of Ch$16,099 million, the positive effect of exchange rate variations of Ch$11,394 million and improvements in operating results of Ch$11,086 million at our equity-method investees. Offsetting these favorable results for the nine-month period ended September 30, 2003, financial income decreased by Ch$5,421 million, and we had a negative variation of the price-level restatement effect of Ch$4,781 million.

Income Taxes

        A lower income tax provision of Ch$2,571 million was recorded in the nine-month period ended September 30, 2003 compared to a provision of Ch$6,602 million for the same period in 2002. This difference was mainly due to the accumulated tax loss that increased to Ch$150,601 million for the nine-month period ended September 30, 2003 from Ch$123,967 million for the same period in 2002.

Net Income

        For the nine-month period ended September 30, 2003, we recorded a net income of Ch$47,957 million, while for the same period in 2002 our net income was Ch$18,510 million. The most important components of this increase were a 46%, or Ch$30,024 million, increase in our non-operating income as a result of a decrease in interest expenses, an improvement in operating results at our equity-method investees of Ch$11,086 million and positive exchange rate effects of Ch$11,395 million, which offset the 4%, or Ch$4,087 million, decrease in our operating income compared to the nine-month period ended September 30, 2002 due to the extraordinary revenues received last year from capacity retroactive reconciliation settlement in the SING.

e.     Profitability

Profitability		September 2003	September 2002
Of assets(1)	(%)	2.55	0.95
Of equity(1)	(%)	6.15	2.43
Operating assets performance(2)	(%)	6.60	7.07
Profit/Share(3)	(pesos)	5.85	0.00
Dividends Return

(1)
The profitability of assets and equity is calculated considering the accumulated profits as of September each year.

(2)
Operating assets considered for this indicator are total fixed assets.

(3)
Profits per share is calculated considering the number of shares paid as of September 30, 2003 and 2002.

        The profitability of assets increased as a result of the net income recorded for the nine-month period ended September 30, 2003 of Ch$47,957 million, in comparison to the net income of Ch$18,510 million recorded for the same period in 2002. The equity profitability also enhanced as a consequence of the higher net incomes recorded during 2003.

        The performance of operating assets decreased due to a Ch$4,087 million fall in operating income, which is explained by a reduction in operating margin due to a reduction in operating revenues (Ch$5,877 million) that was partially offset by a decrease in operating expenses (Ch$1,864 million).

        The profit per share is due to an increase in incomes of the period, since there was no variance in the number of shares

III.
Analysis of the differences between the book values, market values and/or economic values of the main assets

        Fixed assets decreased by Ch$154,283 million mainly due to depreciation in the period and the variance of the exchange rate. The assets of TermoAndes, InterAndes and Chivor are booked according to the Technical Bulletin No64 of the Colegio de Contadores de Chile, or the Chilean Accounting Board, which provides that investments are controlled in US dollars when their activities do not constitute an extension of the parent company and such companies operate in unstable countries.

        Current assets decreased significantly as a result of cash expenditures required to pay certain short-term credits and debt renegotiations mainly in the second half of 2002.

        Other assets suffered a decrease of Ch$60,808 million, mainly due to a reduction in papers receivable from other equity-method investees, particularly the prepayment of the mercantile account existing between Gener and Inversiones Cachagua for Ch$29,378 million. The reduction of the Goodwill by Ch$8,314 million is a consequence of the sale of Explotaciones Sanitarias that took place in the last quarter of 2002

        According to the administration of Gener, the current economic value of the assets Chivor S.A.E.S.P., TermoAndes and InterAndes is lower than its book value, respectively, however this does not signify future losses; in fact, the expected cash flow of these assets is sufficient to recover their accounting values.

IV.
Analysis of the most significant variances that occurred during the period in the markets where the Company participates, the competition it faces and its relative participation.

        Market:

        The generation activity of Gener in Chile is developed mainly around two big electric grids, the central interconnected grid (SIC) that covers from the south of the second region to the tenth region and the northern interconnected grid (SING) that covers the first region and part of the second region. In addition, Gener participates in the Colombian electric market and it has facilities in Argentina that supply the north of Chile through a transmission line.

        SIC: Between January and September 2003, the growth of the energy sales in the SIC was 5.7% in comparison to the 3.8% rise in 2002. The average marginal cost during the first nine months of 2003 was 16.6 mills/kWh (Alto Jahuel 220 kV) versus 14.0 mills/kWh in the same period 2002.

        SING: The growth of the energy sales between January and September 2003 was 11.3%, while in 2002 it was 5.1%. The average price during the analyzed period was 14.9 mills/kWh that is lower than the average marginal cost in 2002 of 16.1 mills/kWh. This difference is mainly the consequence of a failure of one of the pipelines that affected the operation of the combined cycle during May and September and forced us to use more expensive units, thereby raising the market prices.

        Colombia: Chivor is one of the main operators of the Sistema Interconectado Nacional (the "SIN"). Between January and September 2003 electric demand of the SIN increased by 3.1% with respect to the same period in 2002. As a result of El Niño Phenomenon (April- May 2003) the average marginal prices of the Pool (in Colombian pesos) have increased to Ch$70/kWh in 2003 in comparison to Ch$45/kWh during the same period in 2002. In terms of dollars at the representative rate of the market in Colombia, average prices in the Pool between January and September 2002 and 2003 have been Ch$19 mills/kWh and Ch$24 mills/kWh respectively.

        Competition and Relative Participation:

        During 2003, the contribution of the power plants of Gener (5,015 GWh) has been higher than in the same period of 2002 (4,697 GWh) as a result of the demand increase in the SIC. As of

September 2003, the companies of the Gener group—including Guacolda—contributed with 19.9% of the total generation of the SIC, while as of the same period 2002 the contribution was 19.7%.

        In the SING, the contribution of the companies of the Gener group (Norgener and TermoAndes) was 18.3% of the total net generation in comparison to the 19.3% recorded as of September 2002. Such decrease is due to the fact that during the first semester of 2002, Norgener had extraordinary generation as a result of the pipeline breakdown of Gasoducto GasAndino. In Colombia, the sales of Chivor represented 12.7% of the total demand for electricity in comparison to the 15.1% as of the closing of September 2002. Such decrease was a consequence of the lower use of the dam and the better prices due to El Niño, which allowed the dam to keep an appropriate level of water.

V.
Description and analysis of the main components of the net cash flows originated from the operation, investment and financing activities in the corresponding period.

Cash Flow Analysis

        For the nine-month period ended September 30, 2003, our total net cash flow was positive in the amount of Ch$10,125 million, while in the same period in 2002 it was negative in the amount of Ch$32,796 million.

        Our operating activities, which consist primarily of net operating income, dividends received, taxes and financial expenses, generated a positive cash flow of Ch$83,012 million for the nine-month period ended September 30, 2003, which was Ch$37,571 million higher than the amount recorded for the same period in 2002. The positive cash flow was because of lower payments to suppliers and staff of Ch$34,107 million and lower interest payments of Ch$20,253 million, which was primarily due to a reduction in the interest rate applicable to Chivor's bank loan upon completion of its refinancing in August 2002 and to a lower principal amount of indebtedness outstanding as a result of scheduled amortization payments. Our positive cash flow was partially offset by lower accounts receivable collections of Ch$20,291 million, relating to lower capacity settlements, lower sales to regulated and unregulated customers and lower contractual sales by Chivor in the first nine months of 2003. Additionally, we received lower interest income of Ch$2,182 million.

        During the nine-month period ended September 30, 2003, our financing activities, which primarily relate to new loans, dividends and debt amortization payments, generated a negative cash flow of Ch$54,905 million, an improvement from the negative cash flow recorded in the same period in 2002 in the amount of Ch$73,436 million. This improvement was primarily due to lower debt repayments of Ch$45,132 million, as a result of payments of US$50 million made in 2002 to Bank of America, ABN AMRO Bank and Royal Bank of Canada as part of our balance sheet restructuring, and to lower borrowings obtained by us and our subsidiaries during 2003 of Ch$9,735 million. During the nine-month period ended September 30, 2002, AES Gener S.A. entered into a short-term credit facility with Citibank in the amount of US$30 million, which was fully repaid during the same period. During the nine-month period ended September 30, 2003, we obtained a loan of Ch$10,040 million from our subsidiary Energy Trade, which was offset by a capital contribution to this subsidiary (as reflected in our investing activities) made during the same period. During the nine-month period ended September 30, 2003, at the consolidated level, we made dividend payments of Ch$31,634 million and our subsidiaries TermoAndes S.A. and InterAndes S.A. made debt payments of Ch$12,730 million. Dividend distributions represented 100% of our net income; however, funds received from our main shareholder, Cachagua, were reinvested to partially repay Cachagua's mercantile account with us as reflected in investing activities below (proceeds from loans from related companies). The reduction in financing costs of Ch$5,113 million was related to the refinancing of Chivor's indebtedness and a put agreement with Bank of America, both executed in 2002. Chivor incurred costs of approximately Ch$3,866 million while TermoAndes and InterAndes recorded costs of Ch$1,289 million.

        Investing activities, which primarily consist of funds related to the sales of assets and permanent investments and financial investments including loans to related companies, generated expenditures in the amount of Ch$14,883 million for the nine-month period ended September 30, 2003, which was Ch$4,869 million higher than the Ch$10,014 million expended in investing activities for the same period in 2002. This was the result of lower income related to the sale of permanent and other investments of Ch$33,905 million, offset by the collection of loans from related companies of Ch$29,594 million in the nine-month period ended September 30, 2003, particularly Cachagua, which used all of the dividends received from us during 2003 to repay a portion of the mercantile account.

VI.
Market Risk Analysis

        The Company does not have formal hedging policies for the risks associated with the exchange rates and interest rates. However, management is permanently assessing alternatives in order to determine the convenience of subscribing hedge contracts to minimize the aforementioned risks.

  Interest rate

        As of September 30, 2003, 64% of the long-term credits of Gener had fixed rates and the remaining 36% had variable rates. All the long-term credits at variable rates were denominated in dollars and accrued interests according to Libor. As of the closing date of the financial statements, exposure was mainly from credits kept by the subsidiaries Chivor (US Ch$307 million), Energía Verde S.A. (US Ch$25 million) and Energy Trade and Finance Corp. (US Ch$8 million).

  Exchange rate

        As of September 30, 2003, approximately 98% of our long-term debt that accrues interests was exposed to exchange rate variance, between the US dollar and the Chilean peso. The remaining 2% represents debts denominated in UF (bond of Eléctrica Santiago for UF 1,086,000).

  Other risks related to the electric market

        Tariffs: An important part of the revenues of Gener related to the node price that is set by the authority every six months. In Chile, the main components of the formula used to calculate the node price are expressed in dollars, which creates an natural hedge to the effects of a fluctuation of the dollar with respect to the Chilean peso.

        Fuel prices: Since Gener is a company with a mix of generation mainly thermal, the variance of fuel prices, such as coal, natural gas and diesel, can change the cost composition of the Company.

        Natural gas supply: Natural gas comes from Argentina, so it could affect the plants that use this fuel. However, in the case of the subsidiary Eléctrica Santiago, the plant can run with alternative fuel (diesel).

        Amendments to the electric regulation: Currently, there is a bill that is being discussed in Congress. We do not know the extend of such amendments or the impact they could have over the results of the Company. On October 9, 2003 a new rule was publish in the Diario Oficial, modifying the Supreme Decree number 57, which clarifies the calculation of transmission toll cost for high tension facilities in the system. This modification represents a minor increase in the transmission costs of our plants.

        Composition of operating revenues and costs in foreign currency as of September each year.

Item	Currency	2003%	2002%
Operating	Dollar (USCh$)(1)	94	95
Revenues	UF and indexable Pesos	—	—
	Non-indexable Pesos	4	5

Operating	Dollar (USCh$)	82	83
costs	UF and indexable Pesos	11	10
	Non-indexable Pesos	7	7

  (1)
  Revenues originated from sales contracts at the node price, which are indexed every six months to the exchange rate for the dollar.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	December 12, 2003	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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TABLE OF CONTENTS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2003 AND 2002
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2003 AND 2002
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED INCOME STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED CASH FLOW STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30
RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Management and Discussion Analysis Results of AES Gener S.A. at September 30, 2003
SIGNATURE